

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

March 3, 2017

Via E-Mail
David Matthews
Chief Financial Officer
Ardagh Finance Holdings S.A.
56, rue Charles Martel
L-2134 Luxembourg

> **Re: Ardagh Finance Holdings S.A.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed February 23, 2017**
> **File No. 333-214684**

Dear Mr. Matthews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Free Cash Flow, page 15

1.   Your calculation now includes an adjustment for PIK interest paid which has the impact of portraying a material increase in 2016 free cash flow instead of a material decrease. This adjustment appears inconsistent with Item 10(e)(ii)(A) of Regulation S-K. In this regard, charges paid in cash should not be excluded from non-GAAP liquidity measures. Please revise.

2.   Wherever you present a non-GAAP liquidity measure, please also present GAAP operating, financing and investing cash flows for all periods. See Question 102.06 of the C&DI.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Richard Alsop
       Shearman & Sterling LLP